(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-30931 CUSIP NUMBER

For Period Ended: June 30,2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

OPNET Technologies Inc.

Full Name of Registrant

Not applicable

Former Name if Applicable

7255 Woodmont Avenue

Address of Principal Executive Office (Street and Number)

Bethesda, Maryland 20814

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 13, 2003, the Registrant announced that it had concluded, in consultation with its auditors, that a portion of the revenue from certain software arrangements should be deferred to account for the value of certain free training provided by the Registrant to its customers. As a consequence, the Registrant has determined that it will restate its consolidated financial statements for the fiscal years ended March 31, 2001, 2002, and 2003 and the related quarterly financial information to reflect this change. This determination required significant attention from the Registrant’s management, accounting staff, and independent auditors. The Registrant has not yet completed the quarterly analyses necessary to finalize the restatement, and as a result was not able to finalize its consolidated financial statements for the fiscal quarter ended June 30, 2003 in time to permit it to file its Form 10-Q within the prescribed time.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: Joseph W. Kuhn, Chief Financial Officer, 240-497-3000.

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As stated above, the Registrant has not yet completed the quarterly analyses necessary to finalize its financial statements for the fiscal quarter ended June 30, 2003. For this reason, the Registrant is unable at this time to accurately quantify any significant changes in the results of operations from the corresponding period in the prior fiscal year.

OPNET Technologies Inc.

             (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2003	By:	/s/ Joseph W. Kuhn
Name: Joseph W. Kuhn
Title: Chief Financial Officer

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